May 23, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck BDC Income ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five business days in advance of the date you seek to go effective. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made in one section of the Registration Statement, such comment is applicable to similar disclosures appearing elsewhere in the Registration Statement.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.	Please supplementally explain if the business development companies (“BDCs”) represented in the Index are public, private, or both.

Response 2.	We supplementally confirm that the BDCs currently represented in the Index are publicly traded.

Comment 3.	In the “Portfolio Turnover” section, please add, if true, that due to changes in the Fund’s principal investment strategies, following the date those changes will be implemented, the Fund may experience a higher level of portfolio turnover in the current fiscal year than in previous fiscal years. Also, if there will be significant portfolio turnover due to the change, please add a portfolio turnover risk in the “Summary Information—Principal Risks of Investing in the Fund” section. Please also add appropriate disclosure regarding the anticipated variation in the Fund’s turnover rate, pursuant to Item 16(e) of the Statement of Additional Information (“SAI”).

Response 3.	We hereby confirm that the changes in the Fund’s principal investment strategies are not expected to result in a significantly higher portfolio turnover rate, as calculated in accordance with Form N-1A.

Comment 4.	With respect to the “Summary Information—Principal Investment Strategies” section, please disclose in either Item 4 or Item 9 that the Index provider for the Index is affiliated with the Fund or investment manager.

Response 4.	We respectfully acknowledge your comment; however, the requested disclosure is currently already included under the “Index Provider” section. Accordingly, no revisions have been made in response to this comment.

Comment 5.	Please confirm that the Fund and its Adviser will not be in possession of any non-public information regarding the Index methodology and screening criteria, and will not have any ongoing involvement in the Index methodology or screening criteria.

Response 5.	We hereby confirm that the Fund and its Adviser will not be in possession of any non-public information regarding the Index methodology and screening criteria, and will not have any ongoing involvement in the Index methodology or screening criteria.

Comment 6.	With respect to the “Summary Information—Principal Investment Strategies” section, please disclose in either Item 4 or Item 9 when the Index is reconstituted.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Since the principal risks under the “Summary Information—Principal Risks of Investing in the Fund” describe risks of a lack of counterparties, please advise approximately how many counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties. Please also advise whether the counterparties will be affiliates of the Fund. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement. If notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please:

(a) If applicable, disclose (i) that the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 (“Exchange Act”) and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

(b) For any counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

Response 7.	As of the date of this letter, the expected available counterparties with which the Fund may enter into swap contracts on the Index and the respective percentages of the Fund’s assets and investment exposure expected to be related to these counterparties are: UBS and Bank of America Merrill Lynch. The Trust respectfully confirms that it does not believe that the ISDA Agreements between the Adviser and these counterparties fall within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the ISDA Agreement as an exhibit to the Trust’s Registration Statement.

With respect to parts (a) and (b) of your comment, we respectfully acknowledge your comment but do not believe the requested disclosure is required or appropriate.

Comment 8.	With respect to the last sentence of the second paragraph of “Summary Information—Principal Investment Strategies” section, please clarify in the disclosure, if true, whether the exchange-traded notes are the same as the commodity-linked structured notes discussed in the “Summary Information—Principal Risks of Investing in the Fund” section. Please also clarify whether the exchange-traded notes will be part of the Fund’s 80% policy.

Response 8.	We hereby confirm that the exchange-trade notes in which the Fund may invest are not the same as the commodity-linked structured notes discussed in the “Summary Information—Principal Risks of Investing in the Fund” section and the disclosure has been revised accordingly. We further supplementally confirm that, unless they provide investment exposure to BDCs, the exchange-traded notes will not be part of the Fund’s 80% policy.

Comment 9.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Derivatives Risk” section, please tailor the disclosure to how the Fund expects to be managed and address those derivatives strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. For example, it does not appear from the principal strategies disclosure that the Fund will invest currency or interest rate derivatives. As such, they should not be discussed as principal risks.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Derivatives Counterparty Risk” section, please clarify if the “commodity-linked structured notes” are different from the notes listed in the “Summary Information—Principal Investment Strategies” section, and if so, please also describe these notes in the “Summary Information—Principal Investment Strategies” section.

Response 10.	We hereby confirm that the commodity-linked structured notes discussed in the “Summary Information—Principal Risks of Investing in the Fund” section are different from the notes listed in the “Summary Information—Principal Investment Strategies” section. The disclosure has been revised accordingly.

Comment 11.	With respect to the “commodity-linked structured notes” described in the “Summary Information—Principal Risks of Investing in the Fund—Derivatives Counterparty Risk” section:

•Will the “commodity-linked structured notes” be invested through a subsidiary? If so, the Staff will have additional comments.

•Please clarify which commodity-linked derivatives instruments the Fund intends to invest in.

•Please advise and provide hypothetical Value at Risk (“VaR”) calculations demonstrating how the Fund anticipates being able to achieve its objective, while remaining in compliance with the VaR test under Rule 18f-4.

◦Please disclose the designated reference portfolio or index that the Fund plans to use.

◦Please discuss how the Index meets the definition of “designated reference portfolio” and is in compliance with the requirements under Rule 18f-4.

Response 11.	We confirm that the Fund will not be making any investments through a subsidiary.

The Fund anticipates being able to achieve its investment objective while remaining in compliance with Rule 18f-4. The Fund expects to operate within 200% of the VaR of the Fund’s designated reference portfolio. We currently expect to use the MVIS US Business Development Companies Index (MVBDCTRG Index) as the “designated index” for the purpose of being the Fund’s designated reference portfolio. The designated index meets the requirements of Rule 18f-4 as it reflects the asset class in which the Fund invests and is widely recognized and used as a benchmark with respect to BDCs. Additionally, this is the unleveraged index that the Fund tracks.

Comment 12.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Derivatives Counterparty Risk” section, the Staff notes there is disclosure stating, “[s]wap agreements also may be considered to be illiquid.” Please add a separate risk factor with respect to this risk or explain more clearly how the illiquidity is related to the “Derivatives Counterparty Risk.”

Response 12.	The disclosure has been revised accordingly.

Comment 13.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Floating Rate Risk” section, please add discussion of floating rate securities to the Item 4 and Item 9 strategies disclosure, if this is a principal risk.

Response 13.	We hereby confirm that floating rate securities are a significant risk to the underlying BDCs in which the Fund invests; however, the Fund is not expected to invest directly in floating rate securities. We have noted this in the Fund’s principal strategies disclosures.

Comment 14.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Floating Rate LIBOR Risk” section, if this risk is actually principal, please update the risk factor based on the completed phase out of LIBOR.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	With respect to the second sentence of the “Summary Information—Principal Risks of Investing in the Fund—No Guarantee of Active Trading Market Risk” section, please add to the disclosure that the activities mentioned could lead to greater bid/ask spreads.

Response 15.	We respectfully acknowledge your comment; however, because the risk of widened bid/ask spreads is already included in the risk disclosure referenced above, we believe the current disclosure is appropriate.

Comment 16.	With respect to the last sentence of the “Summary Information—Principal Risks of Investing in the Fund—Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” section, please add to the disclosure that the activities mentioned could lead to greater bid/ask spreads.

Response 16.	We respectfully acknowledge your comment; however, because the risk of widened bid/ask spreads is already included in the risk disclosure referenced above, we believe the current disclosure is appropriate.

Comment 17.	With respect to the “Summary Information—Principal Risks of Investing in the Fund—Index-Related Concentration Risk” disclosure, please revise the sentence to state the “Fund’s assets will be concentrated,” to the extent the index will be concentrated, instead of “may be concentrated.” Please also delete the reference to “sector or sectors,” as that is not the language included in the Fund’s concentration policy.

Response 17.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 18.	With respect to the “Portfolio Management—Portfolio Managers” section, if true, please add the words “jointly and” before the words “primarily responsible.”

Response 18.	The disclosure has been revised accordingly.

Comment 19.	With respect to the language in the last paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies” section regarding “instances in which the Adviser may choose to underweight or overweight a security in the Fund’s Index,” please disclose when these circumstances would be.

Response 19.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that “Index Tracking Risk” currently discloses certain scenarios that may require the Fund’s portfolio managers to deviate from the composition of the Index.

Comment 20.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Derivatives Risk” section, please state whether the Fund will be a limited derivatives user and tailor this risk factor accordingly.

Response 20.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 21.	With respect to the discussion of “convertible securities” under the “Additional Non-Principal Investment Strategies” section, please confirm supplementally that the Fund will exclude from the 80% policy convertible securities that are “out of the money.”

Response 21.	We hereby confirm that the Fund currently expects that it will exclude from the 80% policy convertible securities that are “out of the money.”

Comment 22.	With respect to the discussion of “depositary receipts” under the “Additional Non-Principal Investment Strategies” section, please clarify in the disclosure that the depositary receipts reflect underlying assets that are in the Index.

Response 22.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 23.	With respect to the discussion of “participation notes” under the “Additional Non-Principal Investment Strategies” section, please clarify in the disclosure whether participation notes will count toward the 80% test. If so, the Staff will have additional comments.

Response 23.	We hereby confirm that the Fund currently expects that, unless they provide investment exposure to BDCs, it will exclude from the 80% policy participation notes.

Comment 24.	With respect to the “License Agreements and Disclaimers” section, please file the index licensing and sub-licensing agreements as exhibits to the filing as material agreements.

Response 24.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and MarketVector Indexes GmbH, the Fund’s Index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
Comment 25.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout.

Response 25.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 26.	With respect to the paragraph explaining fundamental investment restriction 9 under the “Investment Policies and Restrictions—Investment Restrictions” section, which states that “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 26.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 27.	With respect to the disclosure under the “Special Considerations and Risks—General” section stating that “[t]he risk of non-correlation may be higher than other ETFs which utilize a sampling approach to the extent that a Fund invests a portion of its assets in securities that have economic characteristics that are substantially identical to the securities comprising its respective Index, but which are not included in such Index,” please clarify if this statement applies to the Fund, and if so, please disclose the same in the prospectus as well.

Response 27.	We hereby confirm that the Adviser does not expect to utilize representative sampling for managing the Fund and this statement therefore is not currently applicable to the Fund. We respectfully acknowledge your comment, however we believe the referenced disclosure is appropriate.

* * * * *
If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation